February 28, 2012

VIA EDGAR (Correspondence Filing)

Mr. Bric Barrientos U.S. Securities & Exchange Commission 100 F Street, N.E. Washington, DC 20549

RE:

Epiphany Funds  (the “Registrant”)

Post-Effective Amendment 12

File Nos. 333-21962; 811-138045

Dear Mr. Barrientos:

On behalf of the Registrant, this letter is a response to the comments you provided to Marc Collins on February 21, 2012 with respect to Post-Effective Amendment 12 filed on December 30, 2011 related to Epiphany Funds.  Your comments are set forth below and each is followed by the Registrant’s response.

Comment 1 – For each of the Funds, under the heading Investment Objective, you requested that the Registrant include only the Funds’ investment objective and delete the remainder of the sentences which are more akin to strategy disclosures.

Response 1 – The requested changes have been made to all the Funds.

Comment 2 -  For each of the Funds, you requested that the Registrant provide to the staff a copy of the completed Fee Table before the Funds’ Post-Effective Amendment goes effective.

Response 2 – The Registrant has completed the information in the Fee Tables and has provided a copy of the revised prospectus and SAI to the staff in advance of filing the required post-effective amendment under Rule 485(b).

Comment 3 – You requested that the Registrant include a copy of the any expense waiver or fee reimbursement agreement as an exhibit to the post-effective amendment.

Response 3 – The Expense Limitation Agreement will be filed as an exhibit to the post-effective amendment required to be filed to respond to these comments and update previously omitted financial information.

Comment 4 – For each of the FFV Funds, in the Principal Investment Strategy section, the Registrant makes reference to “polarizing issues” in the seventh bullet point of that section.  You requested that the Registrant define what is meant by “polarizing issues”.

Response 4 – The term “polarizing issues” has been replaced with the phrase “any of the issues listed above” referencing the items included in bullet points in that section.

Comment 5 - For each of the FFV Funds, in the Principal Investment Strategy section, the Registrant makes reference to “additional factors” in the eighth bullet point of that section.  You requested that Registrant describe these additional factors.

Response 5 – The Registrant has replaced “additional factors” with “an assessment of their record on human rights, environment and corporate governance”.

Comment 6 – In the third sentence of the second paragraph of the Principal Investment Strategy section of each FFV Fund, Registrant states that the portfolio managers may, but are not obligated to sell a security when it no longer passes the  FFV Scorecard screening.  If this is the case, you requested that Registrant disclose that the Fund  may invest in securities not subject to its investment criteria.

Response 6 – The requested changes have been made.

Comment 7 – You requested that the Registrant either include a line item in the Fee Table for Acquired Fund Fees and Expenses or represent to the staff that the Funds did not incur any such fees (or they were less that 0.01%) despite including ETFs as a principal investment strategy.

Response 7 – The Registrant has revised the fee Tables for each Fund and where required, included a line item for Acquired Fund Fees and Expenses.

Comment 8 –  For the Hillcrest FFV Small Cap Value Fund, in the first sentence of the first paragraph of the Principal Investment Strategy section, you requested that phrase “small cap equity securities” be changed to “equity securities of small cap companies”.

Response 8 – The requested change has been made.

Comment 9 – For the Hillcrest FFV Small Cap Value Fund, in the Principal Risks section, under the heading “Sector Risk,” you requested that Registrant disclose what sectors the Fund may overweight.

Response 9 – The Registrant has included several possible sectors, including technology, consumer cyclicals and energy as examples, but do not intend the examples to be a complete list of those sectors where the Fund may focus its investments.

Comment 10 – For the Epiphany FFV Strategic Income Fund, in the first sentence of the last paragraph of the Principal Investment Strategy section, you requested that the Registrant include the term “high risk” in the parenthetical phrase in the middle of the sentence,

Response 10 – The requested change has been made.

Comment 11 – For the Epiphany FFV Strategic Income Fund, you requested that the Registrant include disclosure regarding average or weighted maturity of the fixed income securities held in the Fund’s portfolio.

Response 11- The Registrant has indicated in the revised prospectus that the sub-adviser may invest in fixed income securities of any maturity or credit rating.

Comment 12 – For the Epiphany FFV Strategic Income Fund, in the Principal Risks section, under the heading “Liquidity Risk,” you requested the Registrant identify which of the fixed income securities in which the Fund may invest is subject to the liquidity risk.

Response 12 – The Registrant has indicated that at times high yield/high risk fixed income securities could experience periods of illiquidity.

Comment 13 – For each of the Funds, you requested that the Registrant provide the starting date for each of the Funds’ portfolio managers, and confirm that the details regarding the portfolio managers’ experience covers at least 5 years.

Response 13 – The portfolio managers experience has been revised, as necessary to indicate experience.

Comment 14 – In the section entitled Fund Details, you requested that the Registrant delineate those strategies and risks that are principal and those that are not.

Response 14 – After conversations with the adviser, it was determined that all of the information contained in the Fund Details section of the prospectus is related to the Funds’ principal strategies and risks.

Comment 15 – In the Statement of Additional Information (SAI), you requested that the Registrant include the name and ticker symbol for each Fund on the cover of the SAI.

Response 15 – The requested changes have been made.

Comment 16 – In the SAI under the heading Management of the Funds, under the heading Leadership Structure, you requested that the provide more detail regarding the Trusts’ leadership structure and why it is appropriate as required by Item 17(d)(1) of Form N-1A.

Response 16 – The requested change has been made.

The Registrant acknowledges that:

•

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•

Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any further questions or additional comments, please contact Marc Collins at 513-352-6774.

Sincerely,

/s/  Thompson Hine LLP

THOMPSON HINE LLP